PROSPECTUS Dated May 1, 1996        Amendment No. 1 dated November 12, 1996 to
PROSPECTUS SUPPLEMENT                             Pricing Supplement No. 43 to
Dated May 1, 1996                         Registration Statement No. 333-01655
                                                        Dated October 30, 1996
                                                                Rule 424(b)(3)
                                  $50,000,000

                           Morgan Stanley Group Inc.

                          MEDIUM-TERM NOTES, SERIES C
         MSCI ALL-COUNTRY FAR EAST FREE EX JAPAN INDEX NOTES DUE 2001

                              --------------

               The MSCI All-Country Far East Free ex Japan Index Notes due
2001 (the "Notes") are Medium-Term Notes, Series C of Morgan Stanley Group
Inc. (the "Company"), as further described herein and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of $10,000 and will mature on November 13, 2001 (the "Maturity Date"). There will be no periodic payments of interest on the Notes. The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date.

               At maturity, the holder of a Note will receive the par amount of such Note ("Par") plus an amount equal to the greater of (i) 5.12% of the par amount of such Note (the "Guaranteed Yield") and (ii) an amount (the "Supplemental Redemption Amount") based on the percentage increase, if any, in the Final Average Index Value (as defined herein) of the MSCI All-Country Far East Free ex Japan Index (the "MSCI AC Far East Free ex Japan Index" or the "Index") over the Initial Index Value (as defined herein), as further described in this Pricing Supplement. The Index is calculated in U.S. dollars without dividend reinvestment and is published by Morgan Stanley Capital International ("MSCI"), a unit of Morgan Stanley & Co. Incorporated, a subsidiary of the Company. MSCI([Registered]) is a registered trademark and service mark of the Company. See "MSCI AC Far East Free ex Japan Index--Affiliation of MSCI and the Company" in this Pricing Supplement. The Supplemental Redemption Amount, if any, payable with respect to each Note at maturity will equal the product of (i) the par amount of such Note, (ii) 1.017 and (iii) a fraction, the numerator of which will be the Final Average Index Value less the Initial Index Value and the denominator of which will be the Initial Index Value. The Supplemental Redemption Amount cannot be less than zero. The Initial Index Value has been set to equal 391.377. The Final Average Index Value will equal the arithmetic average of the closing values of the Index on each of April 30, 2001, May 30, 2001, July 2, 2001, July 30, 2001, August 30, 2001, October 1, 2001 and October 30, 2001 (the
"Determination Dates"), except as described herein. See "Determination Dates" and "Market Disruption Event" in this Pricing Supplement. If the Final Average Index Value is equal to, less than or not sufficiently greater than the Initial Index Value, the holder of a Note will be repaid the par amount of such Note plus the Guaranteed Yield, but will not receive any Supplemental Redemption Amount.

               For information as to the calculation of the Supplemental Redemption Amount and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount," "Final Average Index Value," "Determination Dates" and "United States Federal Taxation" in this Pricing Supplement.

               The Company will cause the "Supplemental Redemption Amount" to be determined by Morgan Stanley & Co. Incorporated ("MS & Co."), as Calculation Agent, for The Chase Manhattan Bank, as Trustee under the Senior Debt Indenture.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, including, without limitation, risks related to the affiliation of MSCI, MS & Co. and the Company, as described under "Risk Factors" on PS-6 through PS-9 herein.

                               ---------------
                                  PRICE 100%
                               ---------------

             Price to Public    Agent's Commissions(1)    Proceeds to Company

Per Note.        100.00%                0.475%                  99.525%
Total....      $50,000,000             $237,500               $49,762,500


------------
(1) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                               MORGAN STANLEY & CO.
                                   Incorporated

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   $50,000,000

Maturity Date.................   November 13, 2001

Interest Rate ................   0.00%

Specified Currency............   U.S. Dollars

Issue Price...................   100%

Settlement Date (Original
Issue Date)...................   November 13, 1996

CUSIP.........................   61745EHU8

Book Entry Note or
Certificated Note.............   Book Entry

Senior Note or Subordinated
Note..........................   Senior

Minimum Denominations.........   $10,000

Trustee.......................   The Chase Manhattan Bank

Maturity Redemption Amount ...   At maturity (including as a result of
                                 acceleration or otherwise), the holder of a Note will receive the par amount of such Note
                                 ("Par") plus an amount equal to the greater of (i) 5.12% of the par amount of such Note
                                 (the "Guaranteed Yield") and (ii) the
                                 Supplemental Redemption Amount, if any.

Supplemental Redemption
Amount .......................   The Supplemental Redemption Amount, if any,
                                 with respect to each Note at maturity will equal the product of (i) the par amount of such Note, (ii) 1.017 and (iii) a fraction, the numerator of which will be the Final
                                 Average Index Value less the Initial Index
                                 Value and the denominator of which will be the Initial Index Value. The Supplemental
                                 Redemption Amount will not be less than zero.
                                 The Supplemental Redemption Amount is
                                 described by the following formula:

           Par  x  1.017  x  (Final Average Index Value - Initial Index Value)
                             -------------------------------------------------
                                       Initial Index Value


                                 The Company will cause MS & Co., as
                                 Calculation Agent, to provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount and the Maturity Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date.

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Initial Index Value...........   The Initial Index Value is 391.377.

Final Average Index Value.....   The Final Average Index Value will be the
                                 arithmetic average of the Index Closing
                                 Values (as defined below) on each of the Determination Dates, as determined by MS &
                                 Co., as Calculation Agent.

Index Closing Value ..........   The Index Closing Value, as of any
                                 Determination Date, will equal the afternoon
                                 London closing value of the Index or any Successor Index (as defined below) at the regular official weekday time of publication on such Determination Date. See "MSCI AC Far
                                 East Free ex Japan Index--Index Calculation" and "--Affiliation of MSCI and the Company" and "Discontinuance of the MSCI AC Far East
                                 Free ex Japan Index; Alteration of Method of
                                 Calculation."

                                 References herein to the Index will be deemed to include any Successor Index, unless the context requires otherwise.

Index Valuation Day...........   Any day other than a Saturday or Sunday.

Determination Dates...........   The Determination Dates will be April 30,
                                 2001, May 30, 2001, July 2, 2001, July 30,
                                 2001, August 30, 2001, October 1, 2001 and
                                 October 30, 2001; provided that if a Market
                                 Disruption Event occurs on any such date, such Determination Date will be the immediately succeeding Index Valuation Day during which no Market Disruption Event shall have occurred; provided further that if a Market Disruption Event has occurred on each of the five Index Valuation Days immediately succeeding any of April 30, 2001, May 30,
                                 2001, July 2, 2001, July 30, 2001, August 30,
                                 2001, October 1, 2001 and October 30, 2001,
                                 as the case may be, then (i) such fifth
                                 succeeding Index Valuation Day will be deemed to be the relevant Determination Date, notwithstanding the occurrence of a Market
                                 Disruption Event on such day and (ii) with respect to any such fifth Index Valuation Day on which a Market Disruption Event occurs, MS
                                 & Co., as Calculation Agent, will determine the value of the Index on such fifth Index
                                 Valuation Day in accordance with the formula for and method of calculating the Index last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant security has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Index Valuation Day of each security most recently comprising the Index.

Hypothetical Supplemental
Redemption Amount and
Hypothetical Maturity
Redemption Amount.............   The following table illustrates, for a range
                                 of hypothetical Final Average Index Values, the Supplemental Redemption Amount and the Maturity Redemption Amount for each $10,000 par amount of Notes based on the Initial
                                 Index Value of 391.377.

                            Hypothetical          Hypothetical
     Hypothetical           Supplemental            Maturity
    Final Average            Redemption            Redemption
     Index Value               Amount                Amount
    -------------           ------------          -------------

       100.000                   $0.00             $10,512.00
       200.000                   $0.00             $10,512.00
       300.000                   $0.00             $10,512.00
       391.377                   $0.00             $10,512.00
       400.000                 $224.07             $10,512.00
       500.000               $2,822.59             $12,822.59
       600.000               $5,421.11             $15,421.11
       700.000               $8,019.62             $18,019.62
       800.000              $10,618.14             $20,618.14


                                 The above figures are for purposes of
                                 illustration only.  The actual Supplemental
                                 Redemption Amount, if any, and the actual
                                 Maturity  Redemption Amount will depend
                                 entirely on the actual Final Average Index
                                 Value.  See "Final Average Index Value,"
                                 "Supplemental Redemption Amount" and
                                 "Maturity Redemption Amount" above.

Market Disruption Event.......   "Market Disruption Event"  means, with
                                 respect to the Index:

                                 (i)a suspension, absence or material
                                 limitation of trading of 20% or more of the securities in any component national index included in the Index on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Index or any component national index included therein during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by MS & Co., as Calculation Agent, in its sole discretion; and

                                 (ii)a determination by MS & Co., as
                                 Calculation Agent, in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption
                                 Event, (3) limitations on trading during significant market fluctuations of the kind exemplified in the United States by New York Stock Exchange Rule 80A, as determined by MS
                                 & Co., as Calculation Agent, will constitute a suspension, absence or material limitation of trading for purposes of clause (i) above, (4) a suspension of trading in a futures or options contract on the Index or any component national index included therein by the primary securities market trading such contract by reason of (x) a price change exceeding limits set by such exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Index or such component national index and (5) a suspension, absence or material limitation of trading on the primary market on which futures or options contracts related to the Index or any component national index included therein are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent.............   Morgan Stanley & Co. Incorporated

                                 All determinations made by MS & Co., as
                                 Calculation Agent, shall be at the sole
                                 discretion of MS & Co. and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because MS & Co. is an affiliate of the
                                 Company, potential conflicts of interest may exist between MS & Co., as Calculation Agent, and the holders of the Notes, including with respect to certain determinations and judgments that MS & Co., as Calculation Agent, must make in determining the Final Average Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the MSCI AC Far East Free ex Japan Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and by exercising the diligence and reasonableness of a prudent expert in comparable circumstances.

                                 Furthermore, MSCI is a unit of MS & Co.
                                 Because MS & Co. is an affiliate of the
                                 Company, potential conflicts of interest may also exist between MSCI and holders of the Notes. See "MSCI AC Far East Free ex Japan Index--Affiliation of MSCI and the Company."

Alternate Determination
Date in case of an Event
of Default.....................  In case an Event of Default with respect to the Notes shall have occurred and be
                                 continuing, the amount declared due and
                                 payable upon any acceleration of the Notes will be determined by MS & Co, as Calculation Agent, and will be equal to the par amount of the Notes plus an amount equal to the greater of (i) the Guaranteed Yield and (ii) the Supplemental Redemption Amount determined as though each of the Determination Dates scheduled to occur on or after the date of acceleration were the date of acceleration.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional security, including the following.

                                 Comparison to Other Debt Securities

                                 If the Final Average Index Value of the Index does not sufficiently exceed the Initial Index Value, the holders of the Notes will receive only the par amount of each Note plus the Guaranteed Yield. Because the Final Average Index Value will be based upon an average of closing values of the Index on specified days (the Determination Dates) over a period of six successive months, a high value of the Index as measured on any Determination Date may be substantially or entirely offset by lower values of the Index on other Determination Dates.

                                 Because of the formula for determining the Maturity Redemption Amount, the effective yield to maturity on the Notes may be less than that which would be payable on a conventional fixed-rate debt security having the same Maturity Date as the Notes and issued by the Company on the Original Issue Date.

                                 The return of only the par amount of a Note plus the Guaranteed Yield at maturity is not likely to compensate the holder fully for any opportunity cost implied by inflation and other factors relating to the time value of money. In addition, the percentage appreciation of the Index based on the Final Average Index Value over the Initial Index Value does not reflect the payment of dividends on the stocks underlying the Index. Therefore, the yield to maturity based on the Final Average Index Value relative to the Initial Index Value will not be the same yield as would be produced if such underlying stocks were purchased and held for a similar period.

                                 Possible Illiquidity of the Secondary Market

                                 The Notes will not be listed on any exchange. There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the Index, dividend rates on the stocks underlying the Index, the time remaining to the Determination Dates and to the maturity of the Notes and market interest rates. In addition, the Final Average Index Value depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of the appreciation, if any, of the Final Average Index Value over the Initial Index Value. If, however, the Notes are sold prior to maturity at a time when the Index exceeds the Initial Index Value, the sale price may be at a discount from the amount expected to be payable to the holder if such excess were to prevail on each of the remaining Determination Dates. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the Index or the Final Average Index Value, if determined, is below, equal to or not sufficiently above the Initial Index Value.

                                 Relationship of the Notes and the MSCI AC Far East Free ex Japan Index

                                 The historical Index values should not be taken as an indication of the future performance of the Index during the term of the Notes. It is impossible to predict whether the value of the Index will rise or fall. Trading prices of the stocks underlying the Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock. In addition, the national component indices comprising the Index have been adjusted in the past and are subject to further adjustment during the term of the Notes.

                                 Social, Political and Economic Conditions

                                 The component countries included in the Index currently or in the future may be subject to a greater degree of social, political and economic instability than is the case in the United States and Western European countries. Such instability may result from (i) authoritarian governments or military involvement in political and economic decision-making; (ii) popular unrest associated with demands for improved political, economic and social conditions;
                                 (iii) internal insurgencies; (iv) hostile relations with neighboring countries; and (v) ethnic, religious, and racial disaffection.

                                 The economies of these Far Eastern countries continue to depend heavily upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners, principally the United States, Japan, China and the European Community. The enactment by the United States or other principal trading partners of projectionist trade legislation, reduction of foreign investment in the local economies, and general declines in the international securities markets could have a significant adverse effect upon the economies and securities markets of these Far Eastern countries.

                                 Exchange Rate Exposure

                                 Because the prices of the component stocks in each component national index are converted into U.S. Dollars for purposes of calculating the value of the component national indices and the Index, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Index. Currently, some of the currencies represented in the Index are tied to the U.S. Dollar; the degree of currency exposure that holders of the Notes experience may increase if any of such currencies are no longer tied to the U.S. Dollar. A holder's net exposure will depend on the extent to which the currencies of the component national indices strengthen or weaken against the U.S. Dollar and the relative weight of each component national index in the Index. If, taking into account such weighting, the dollar strengthens against the component currencies, the value of the Index will be adversely affected so that the Supplemental Redemption Amount may be reduced or eliminated. See "MSCI AC Far East Free ex Japan Index--Foreign Exchange Rates" and "Historical Information on Exchange Rates" below.

                                 Affiliation of MSCI, MS & Co., as Calculation Agent, and the Company.

                                 In 1986, MS & Co. acquired the rights to the indices and data bases developed by Capital International Perspective, S.A. ("CIPSA"), a corporation organized under Swiss law and based in Geneva, that became the basis of the Index and other MSCI([Registered]) indices. MSCI([Registered]) is a registered trademark and service mark of the Company. MSCI is also a unit of MS & Co. MSCI and, ultimately, the Company are responsible for the Index and the guidelines and policies governing its composition and calculation. Currently, MSCI has retained CIPSA to maintain the Index and make decisions regarding the calculation of the Index, including constituent additions and deletions, adjustments to the component stocks and other methodological modifications to the Index. Nevertheless, there can be no assurance that MSCI will continue to contract out such maintenance work to CIPSA in the future.

                                 The policies and judgments for which MSCI is responsible concerning additions, deletions, substitutions and weightings of the component national indices comprising the Index and of the stocks underlying those component national indices and the manner in which certain changes affecting such underlying stocks are taken into account may affect the value of the Index. Furthermore, the policies and judgments for which MSCI is responsible with respect to the calculation of the Index, including, without limitation, the selection of the foreign exchange rates used for the purpose of establishing the daily prices of the stocks underlying the component national indices, could also affect the level of the Index. It is also possible that MSCI may discontinue or suspend calculation or dissemination of the Index and that, consequently, MS & Co., as Calculation Agent, also an affiliate of the Company, would have to select a successor or substitute index, or itself calculate an index value, from which to calculate the Final Average Index Value and the Supplemental Redemption Amount, if any. Any such actions or judgments could adversely affect the value of the Notes. See "MSCI AC Far East Free ex Japan Index--The MSCI AC Far East Free ex Japan Index as a 'Free' Index," "--Foreign Exchange Rates" and "--Affiliation of MSCI and the Company" and "Discontinuance of the MSCI AC Far East Free ex Japan Index; Alteration of Method of Calculation" below.

                                 Because MS & Co. is an affiliate of the
                                 Company, potential conflicts of interest may exist between MS & Co., as Calculation Agent, and the holders of the Notes, including with respect to certain determinations and judgments that MS & Co. must make in determining the Final Average Index Value or whether a Market Disruption Event has occurred. See "Discontinuance of the MSCI
                                 AC Far East Free ex Japan Index; Alteration of Method of Calculation" below and "Market Disruption Event" above. MS & Co., as a registered broker-dealer, and MSCI, as a unit of MS & Co., are required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Index and the Final Average Index Value prior to the dissemination of such information. MS & Co. and MSCI, as a unit of MS & Co., are obligated to carry out their duties and functions as Calculation Agent and publisher of the Index, respectively, in good faith and by exercising the diligence and reasonableness of a prudent expert in comparable circumstances.

                                 Tax Matters

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

MSCI AC Far East Free ex
Japan Index....................  Composition of the Index

                                 The Index, with a base date of January 1,
                                 1988, is a stock index currently calculated
                                 for MSCI by CIPSA and published and
                                 disseminated daily by MSCI, a unit of MS &
                                 Co., on Bloomberg Financial Markets and
                                 Reuters Limited.  See "--Affiliation of MSCI
                                 and the Company" below.  The Index is
                                 intended to provide a performance benchmark
                                 for the combined developed and emerging
                                 equity markets in the Far East excluding
                                 Japan.  The Index is a weighted averaging of
                                 the U.S. dollar values of national indices
                                 compiled for each of the markets currently in the Index. See "--Maintenance of the MSCI AC Far East Free ex Japan Index as a Regional Index" below. The weightings of the component national indices are based on the relative market capitalizations of such indices (without dividend reinvestment) and are readjusted on every Index Valuation Day. The weightings as of October 30, 1996 are set forth below.
                                                   Weight in
                                                  MSCI AC Far
      Component               Number of          East Free ex
   National Index             Securities          Japan Index
------------------            ----------         ------------

CHINA FREE                         26                 0.586%
HONG KONG                          39                29.624%
INDONESIA                          39                 6.537%
KOREA @50%                        116                 6.694%
MALAYSIA                           76                20.795%
PHILIPPINES FREE                   30                 4.142%
SINGAPORE FREE                     38                13.673%
TAIWAN @50%                        77                10.984%
THAILAND                           76                 6.964%
                                  ---                ------
                                  517                99.999% (1)


                                 ------------
                                 (1) Deviation from 100% due to rounding.

                                 Each component national index of the Index is designed to reflect the performance of a national market by capturing approximately
                                 60% of the market capitalization of each industry group within that market. A uniform methodology is applied to calculate and adjust each component national index. The designation "Free" indicates that the Index tracks investments generally available to non-domestic investors in each market.
                                 Some of the markets in the Index
                                 significantly limit investments by
                                 foreigners in various ways.  See "The MSCI
                                 AC Far East Free ex Japan Index as a
                                 'Free' Index" below.

                                 The Component National Indices

                                 The selection of the stocks represented in the component national indices comprising the Index is based on the following guidelines:

                                    (i)   Define the "Market"
                                    (ii)  Capture approximately 60% of the
                                          market capitalization of the country
                                          across all industry groups
                                    (iii) Select the most liquid securities
                                          within each industry
                                    (iv)  Select stocks with sufficient public
                                          float
                                    (v)   Avoid cross-ownership
                                    (vi)  Apply full market capitalization
                                          weights

                                 These overall guidelines have governed the compilation of the Index since its inception. However, the policies set forth below implementing the guidelines and the guidelines themselves are the responsibility of, and, ultimately, subject to adjustment by, MSCI.

                                 (i) The initial research for each component national index includes tracking both listed and unlisted shares of domestically listed companies domiciled in Hong Kong, Indonesia, Korea, Malaysia, the Philippines, Singapore, Taiwan and Thailand and of companies domiciled in China whose shares are available only to foreign investors and determining the total market capitalization for each country.

                                 (ii) Once the total market capitalization for each country is analyzed, approximately 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each component national index. In this way each component national index reflects the industry characteristics of the overall market and permits the construction of comparable national indices. With the uniform application of a 60% coverage target in each country market, each country carries its proportional weight in the Index.

                                 Securities are selected to represent an
                                 industry based on size and the portion of earnings and revenues attributable to that industry group. Within an industry, the goal of the Index is to represent the diversity of business segments to the extent possible. In some instances, an industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 60% target because its companies lack good liquidity and float, or because of extensive cross-ownership.

                                 (iii) When constructing each
                                 MSCI([Registered]) component national index, the most liquid stocks within each industry group are selected, all other things being equal. Liquidity is monitored by tracking monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is accessed not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

                                 Liquidity is not used as an absolute measure to select constituents because (a) an absolute minimum level of liquidity would be arbitrary and would have different meanings in different markets and (b) liquidity is partly a function of the cyclicality of markets and industries.

                                 (iv) Float is monitored for every security in each country market, and low float (a small percentage of shares freely tradeable) may exclude a stock from consideration in any of the component national indices comprising the Index. However, sufficient float is an important consideration, not an inflexible rule. A stock with lower float may be included in a component national index because the company has an important role in the local economy, high visibility or broad impact on financial markets or because a stock with limited float may still be actively traded.

                                 (v) Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, it can skew industry weights, distort country-level valuations and overstate a country's true market size. The Index seeks to identify cross-ownerships in order to avoid or minimize them.

                                 (vi) Generally, each component national index comprising the Index weights each company by its full market capitalization (both listed and unlisted shares).

                                 However, as of March 1996, the policies
                                 currently governing the Index were amended to allow weighing at less than full market capitalization where very sizeable companies have been, or are expected to be, brought to market with modest initial tranches being made publicly available. Currently, Singapore Telecommunications Limited, weighted at 40% of its full market capitalization, is the only company included in the Index pursuant to this amendment.

                                 The MSCI AC Far East Free ex Japan Index as a "Free" Index

                                 In order to address the issue of restrictions on foreign ownership, the Index is calculated to exclude companies and share classes that may not be purchased by foreigners and to take into account, in some instances, the differences between the prices paid by foreign and domestic investors. Foreign ownership restrictions include such things as (a) foreign ownership limits across all securities in that market; (b) foreign ownership limits on specific stocks or classes of shares; (c) restrictions on an investor's ability to withdraw funds; and (d) investor qualification requirements. In the case of the Philippines and Singapore, CIPSA currently calculates both a "Free" and "non-Free" MSCI([Registered]) index. For China, only a "Free" index is currently calculated. These "Free" indices are included in the Index.

                                 The "Free" indices may have higher or lower aggregate market capitalization than an index that includes securities available to both foreign and domestic investors. For example, currently the market capitalization of the Philippines "Free" Index is based exclusively on securities available to foreign investors and therefore has a lower market capitalization than the "non-Free" Philippines index. The Singapore "Free" index, on the other hand, has a higher market capitalization than its "non-Free" counterpart, due to the different nature of the restrictions on foreign ownership. In Singapore, foreign ownership is currently limited in the case of certain securities to a certain percentage of total capitalization. When foreign ownership reaches the permitted level, the available foreign shares trade separately, typically at a premium. The Singapore "Free" Index, unlike its "non-Free" counterpart, uses the "foreign" price, rather than the domestic market price, to determine aggregate market capitalization.

                                 Because restrictions in Korea and Taiwan are generally tighter for the securities of all companies than in other markets in the Index, companies domiciled in those countries are weighted at 50% of their total market capitalization in the Index, but there is currently no separate "Free" index for those countries.

                                 As restrictions on foreign investment change and the markets included in the Index develop, additional "Free" indices may be included in the Index, either by substitution or addition. On October 15, 1996, CIPSA announced that additional "Free" indices would be calculated for Malaysia, Thailand and Indonesia commencing during the first quarter of 1997. The substitution of these new "Free" indices into the Index will not be immediate and will be announced at least two months prior to their inclusion. At the time of any such substitution or addition, the method of calculating particular "Free" indices may have to be adjusted. Any such change may alter the relative Index weightings accorded to the national component indices and increase the volatility of the particular national component index affected by the change. See "Maintenance of the MSCI AC Far East Free ex Japan Index as a Regional Index" below.

                                 Index Calculation

                                 The Index is calculated daily using the
                                 Laspeyres' concept of a weighted
                                 arithmetic average together with the
                                 concept of "chain-linking," a classical
                                 method of calculating stock market
                                 indices.  Under this method of
                                 calculation, the value of the Index on
                                 each Index Valuation Day will equal the
                                 product of (i) the value of the Index on the immediately preceding Index Valuation Day and (ii) a fraction, the numerator of which will be the full market capitalization of the Index on the relevant Index Valuation Day and the denominator of which will be the full market capitalization of the Index on the immediately preceding Index Valuation Day. Share prices used to calculate full market capitalization are "swept clean" daily and adjusted for any rights issues, stock dividends, splits or other such corporate actions.

                                 Prices used to calculate the component
                                 national indices comprising the Index are the official exchange closing prices or prices accepted as such. In general, all prices are taken from the main stock exchange in each market except for companies where the trading volume is more significant on the secondary exchange.

                                 In countries where there are foreign
                                 ownership limits (Indonesia, Korea, Malaysia, Taiwan and Thailand), the price quoted on the official exchange is used in the Index regardless of whether the limit has been reached (subject to the recently announced development of additional "Free" indices for Indonesia, Malaysia and Thailand) so that in practice foreign investors might have to pay a premium for such shares over the official exchange price.

                                 Once prices for the securities comprising each component national index are determined, CIPSA, under its contractual arrangement with MSCI, determines the foreign exchange rates to be used to convert the prices into U.S. Dollars. See "--Foreign Exchange Rates" below. CIPSA then assigns a specific weight to each security based on its market capitalization.

                                 Foreign Exchange Rates

                                 To calculate the value of the Index, the share prices underlying each component national index are converted into U.S. Dollars. The WM /Reuters Closing Spot Rates currently used for such conversions were established by a committee of investment managers and data providers, including MSCI, whose object was to standardize exchange rates used by the investment community. Exchange rates used for the conversion of the component stocks are currently taken daily in the afternoon London time by the WM Company and are sourced whenever possible from multi-contributor quotes on Reuters.
                                 Representative rates are selected by
                                 CIPSA, under its contractual arrangement with MSCI, for each currency based on a number of "snapshots" of the latest contributed quotations taken from the
                                 Reuters service at short intervals around an appointed time in the afternoon. WM/Reuters publishes closing bid and offer rates. These rates are used to calculate the mid-point exchange rate. Other sources of exchange rates may be used for purposes of such conversions in the future.

                                 Exchange rates are monitored independently and, under exceptional circumstances (such as a significant devaluation of a currency after the daily posting of the WM/Reuters Closing Spot Rates (or the rates of any successor source) but prior to the close of the relevant market) an alternative exchange rate may be used if the WM/Reuters rate (or the rate of any successor source) is believed to be unrepresentative for a given currency on a particular day. See "--Affiliation of MSCI and the Company" and "Historical Information on Foreign Exchange Rates" below.

                                 Maintenance of the MSCI AC Far East Free ex
                                 Japan Index as a Regional Index

                                 The objective of the Index is to represent the investment opportunities available to foreign equity investors in the Far East region excluding Japan as those opportunities evolve over time. MSCI causes CIPSA to monitor evolving markets to assess the level of investment by non-domestic investors and the degree of government regulation of such foreign investment. In order to maintain the representativeness of the Index as a regional index, structural changes to the Index as a whole may be made on the basis of such monitoring by adding or deleting national component indices from the Index, by substituting "Free" indices for "non-
                                 Free" indices or by increasing or
                                 decreasing the weight given to the
                                 aggregate market capitalization of a
                                 national component index. Currently, such changes in the Index may only be made on four dates throughout the year: the last Index Valuation Day of February, May,
                                 August and November.

                                 At the base date of the Index, only five component national indices comprised the Index. Indonesia was added in September 1989 and Korea, at 20% of its aggregate market capitalization, in July 1992, as these markets opened and liberalized their restrictions on foreign equity investments.
                                 In September 1996, the Index was enlarged by the addition of the China Free index, the Taiwan index (at 50% of its aggregate market capitalization) and by the increased weight accorded Korea's aggregate market capitalization, which was raised from 20% to 50%. Additional component national indices may be added to the Index prior to the maturity of the Notes. Any such adjustments are made to the Index so that the value of the Index at the effective date of such change is the same as it was immediately prior to such change. See "--The MSCI AC Far East Free ex Japan Index as a 'Free' Index" above.

                                 Maintenance of the National Component Indices

                                 To achieve the six objectives stated above
                                 under "--The Component National Indices,"
                                 CIPSA, under its contractual arrangement with MSCI, may from time to time, in its sole discretion, add companies to, or delete companies from, the component national indices comprising the Index. There are two broad categories of changes to the component national indices comprising the Index. The first consists of market-driven changes such as mergers, acquisitions, bankruptcies, etc. These are announced and implemented as they occur. The second category consists of structural changes to reflect the evolution of a market, for example due to changes in industry composition or regulations within any country represented in the Index. Currently, structural changes in the component national indices comprising the Index may only be made on four dates
                                 throughout the year:   the last Index
                                 Valuation Day of February, May, August and
                                 November.

                                 Additions.  Restructuring any component
                                 national index involves a balancing of
                                 additions and deletions.  To maintain
                                 continuity and minimize turnover, MSCI is reluctant to have index constituents deleted, and its approach to additions is correspondingly stringent. As markets grow because of privatizations, investor interest, or the relaxation of regulations, index additions (with or without corresponding deletions) may be needed to bring industry representations up to the 60% target. Companies are considered not only with respect to their broad industry, but also with respect to their sub-sector, in order to achieve, if possible, a broader coverage of economic activity. Beyond industry representativeness, new constituents are selected based on the criteria discussed above, i.e., float, liquidity, cross-ownership, etc.

                                 New Issues. In general, new issues are not eligible for immediate inclusion in the component national indices comprising the Index because their liquidity remains unproven. Usually, new issues undergo a "seasoning" period of one year to eighteen months between index restructurings until a trading pattern and volume are established. After that time, they are eligible for inclusion, subject to the criteria discussed above (industry representation, float, cross-ownership, etc.).

                                 In the emerging markets, however, it is not uncommon that a large new issue, usually a privatization, comes to market and substantially changes the country's industry profile. In exceptional circumstances, where the issue's size, visibility and investor interest assure high liquidity, and where excluding it would distort the characteristics of the market, CIPSA, under its contractual arrangement with MSCI, may decide to include it immediately in an index.

                                 Deletions. The primary principle governing deletions is the continuity of the Index. Of secondary concern are the turnover costs associated with deletions. The Index must represent the full investment cycle, including bear as well as bull markets. Out-of-favor stocks may exhibit declining price, market capitalization or liquidity, and yet continue to be good representatives of their industry.

                                 Companies may be deleted because they have diversified away from their industry classification, because the industry has evolved in a different direction from the company's thrust, or because a better industry representative exists (either a new issue or an existing company). In addition, in order not to exceed the 60% target coverage of industries and countries, adding new Index companies may entail corresponding deletions. Usually such deletions take place within the same industry, but there are occasional exceptions.

                                 Adjustments of the underlying stocks in the national component indices are made so that the value of the affected component national index at the effective date of such change is the same as it was immediately prior to such change.

                                 Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

                                 A large part of Index maintenance involves tracking the changes in the number of shares outstanding of each of the securities comprising each component national index. In some cases where a company has multiple classes of shares, only one (or a few) of which are liquid, market capitalization is determined for purposes of the Index by an assimilation process that applies the share price of the most liquid class of shares to the total number outstanding for all classes. Assimilation is designed to reflect accurately the approximate weight of companies in each country.

                                 Affiliation of MSCI and the Company

                                 In 1986, MS & Co. acquired the rights to the indices and data bases developed by Capital International Perspective, S.A. ("CIPSA"), a corporation organized under Swiss law and based in Geneva, that became the basis of the Index and other MSCI([Registered]) indices. MSCI([Registered]) is a registered trademark and service mark of the Company. MSCI is also a unit of MS & Co. MSCI and, ultimately, the Company are responsible for the Index and the guidelines and policies governing its composition and calculation. Currently, MSCI has retained CIPSA to maintain the Index and make decisions regarding the calculation of the Index, including constituent additions and deletions, adjustments to the component stocks and other methodological modifications to the Index. Nevertheless, there can be no assurance that MSCI will continue to contract out such maintenance work to CIPSA in the future.

                                 BECAUSE MSCI IS A UNIT OF MS & CO., A
                                 SUBSIDIARY OF THE COMPANY, POTENTIAL
                                 CONFLICTS OF INTEREST MAY EXIST BETWEEN MSCI
                                 AND THE HOLDERS OF THE NOTES, INCLUDING WITH
                                 RESPECT TO CERTAIN DETERMINATIONS AND
                                 JUDGMENTS MADE IN DETERMINING THE INDEX. THE POLICIES AND JUDGMENTS FOR WHICH MSCI IS RESPONSIBLE CONCERNING ADDITIONS, DELETIONS AND SUBSTITUTIONS OF THE COMPONENT NATIONAL INDICES COMPRISING THE INDEX AND OF THE STOCKS UNDERLYING THOSE COMPONENT NATIONAL INDICES AND THE MANNER IN WHICH CERTAIN CHANGES AFFECTING SUCH UNDERLYING STOCKS ARE TAKEN INTO ACCOUNT MAY AFFECT THE VALUE OF THE INDEX. FURTHERMORE, THE POLICIES AND JUDGMENTS FOR WHICH MSCI IS RESPONSIBLE WITH RESPECT TO THE CALCULATION OF THE INDEX, INCLUDING, WITHOUT LIMITATION, THE SELECTION OF THE FOREIGN EXCHANGE RATES USED FOR THE PURPOSE OF ESTABLISHING THE DAILY PRICES OF THE STOCKS UNDERLYING THE COMPONENT NATIONAL INDICES, COULD ALSO AFFECT THE LEVEL OF THE INDEX. IT IS ALSO POSSIBLE THAT MSCI MAY DISCONTINUE OR SUSPEND CALCULATION OR DISSEMINATION OF THE INDEX AND THAT, CONSEQUENTLY, MS & CO., AS CALCULATION AGENT, ALSO AN AFFILIATE OF THE COMPANY, WOULD HAVE TO SELECT A SUCCESSOR OR SUBSTITUTE INDEX, OR ITSELF CALCULATE AN INDEX VALUE, FROM WHICH TO CALCULATE THE FINAL INDEX VALUE AND THE SUPPLEMENTAL REDEMPTION AMOUNT, IF ANY. ANY SUCH ACTIONS OR JUDGMENTS COULD ADVERSELY AFFECT THE VALUE OF THE NOTES.

                                 MSCI, as a unit of MS & Co., a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Index prior to its dissemination. MSCI is obligated to carry out its duties and functions in connection with its determination of the Index in good faith and by exercising the diligence and reasonableness of a prudent expert in comparable circumstances.

Discontinuance of the MSCI AC
Far East Free ex Japan Index;
Alteration of Method of
Calculation....................  If MSCI discontinues publication of the
                                 Index and MSCI or another entity publishes a successor or substitute index that MS & Co., as Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "Successor Index"), then the relevant Index Closing Value will be determined by reference to the value of such Successor Index at the appropriate time of publication, as determined by MS & Co. on the Determination Dates.

                                 Upon any selection by MS & Co. of a Successor Index, MS & Co. will cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Business Days of such selection.

                                 If MSCI discontinues publication of the Index prior to, and such discontinuance is continuing on, any of the Determination Dates and MS & Co., as Calculation Agent, determines that no Successor Index is available at such time, then on each Determination Date, MS & Co. will determine the Index Closing Value to be used in computing the Supplemental Redemption Amount on each Determination Date using the following procedure. The Index Closing Value will be computed by MS & Co. in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate (exercising the diligence and reasonableness of a prudent expert in comparable circumstances) of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Notes.

                                 If at any time, other than as described above under "MSCI AC Far East Free ex Japan Index," the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect or if the Index or a Successor Index is in any other way modified so that such index does not, in the opinion of MS & Co., as Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, MS & Co. will, at the close of business in New York City on each Determination Date, make such calculations and adjustments as, in the good faith judgment of MS & Co. (exercising the diligence and reasonableness of a prudent expert in comparable circumstances), may be necessary in order to arrive at a value of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then MS & Co. will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Historical Information
on the Index..................   The following table sets forth the high and
                                 low daily closing values, as well as
                                 end-of-quarter closing values, of the Index for each quarter in the period from January
                                 1, 1991 through October 30, 1996. CIPSA, under its contractual arrangement with MSCI, obtains information for inclusion in or for use in the calculation of the Index from sources that it considers reliable. If an error in such information or in the calculation of the Index generally for any day is discovered subsequent to the publication of the value of the Index and such error would affect the aggregate market capitalization used to calculate the Index for that day by more than 0.5%, then the value of the Index for that day is recalculated and the corrected value is adopted and published. The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given that the Index will increase sufficiently to cause the holders of the Notes to receive any Supplemental
                                 Redemption Amount.


                                           Daily Index Closing Values
                                     ---------------------------------------
                                                                      Period
                                      High             Low             End
                                     -------         -------         -------
[S]                                  [C]             [C]             [C]
1991
   1st Quarter...............        180.944         139.774         179.033
   2nd Quarter...............        182.349         172.483         173.389
   3rd Quarter...............        179.828         161.567         168.907
   4th Quarter...............        184.445         167.547         184.445

1992
   1st Quarter...............        205.734         183.913         201.430
   2nd Quarter...............        226.459         194.664         225.783
   3rd Quarter...............        226.614         202.580         215.564
   4th Quarter...............        239.948         210.285         218.483

1993
   1st Quarter...............        239.423         216.295         237.368
   2nd Quarter...............        273.454         237.368         264.651
   3rd Quarter...............        298.129         259.732         298.129
   4th Quarter...............        434.341         299.099         434.341

1994
   1st Quarter...............        449.037         328.350         338.337
   2nd Quarter...............        369.234         333.978         351.122
   3rd Quarter...............        407.514         342.642         392.655
   4th Quarter...............        399.837         329.301         351.775

1995
   1st Quarter...............        351.871         300.159         345.545
   2nd Quarter...............        392.069         337.833         376.384
   3rd Quarter...............        393.502         359.157         368.787
   4th Quarter...............        375.729         341.547         375.729

1996
   1st Quarter...............        420.700         375.729         410.176
   2nd Quarter...............        420.916         403.108         407.157
   3rd Quarter...............        408.252         374.174         399.380
   4th Quarter
   (through October 30, 1996)        399.654         387.668         389.735


Historical Information on
Foreign Exchange Rates........   The following chart describes the historical
                                 exposure of the Index to fluctuations in the value of the U.S. Dollar against the net value of the component currencies in the Index, as determined by giving effect to the weightings of the national component indices in the Index. The chart compares the historical level of the Index as calculated in U.S.
                                 Dollars, indicated by the dotted line, to the level of the Index as it would have been calculated without exposure to exchange rate fluctuations between local currencies and the U.S. Dollar (i.e., by using constant exchange rates based on the exchange rate first used for each currency in the calculation of the Index), indicated by the solid line.
                                 Currently, some of the currencies represented in the Index are tied to the U.S. Dollar; the degree of currency exposure that holders of the Notes experience may increase if any of such currencies are no longer tied to the U.S. Dollar.

The following is a description of a graphic chart which illustrates six month periods beginning with December 1987 and ending with June 1996. The ranges are 100 to 450:

                   MSCI AC Far East Free ex Japan Index

                                  DATE        in US$        in Local
                                  ----        ------        --------
                                 Dec-87           100           100
                                 Jan-88       104.964       105.693
                                 Feb-88       105.719       107.062
                                 Mar-88       111.196       112.284
                                 Apr-88       115.877       117.243
                                 May-88       114.918        116.56
                                 Jun-88       124.809       127.181
                                 Jul-88       127.023        129.63
                                 Aug-88       116.102       118.913
                                 Sep-88       116.601       119.473
                                 Oct-88       122.346       124.544
                                 Nov-88       123.616       125.139
                                 Dec-88       125.844       127.742
                                 Jan-89       140.637       142.691
                                 Feb-89       139.497       141.563
                                 Mar-89       141.885       144.558
                                 Apr-89       150.758       152.739
                                 May-89        143.78       146.258
                                 Jun-89       133.152       135.432
                                 Jul-89       144.729       146.453
                                 Aug-89       141.955         144.5
                                 Sep-89       151.023        153.43
                                 Oct-89       148.167       150.682
                                 Nov-89       154.084       156.758
                                 Dec-89       161.086       162.892
                                 Jan-90       160.572       161.757
                                 Feb-90       166.625       168.025
                                 Mar-90       167.037       169.366
                                 Apr-90       159.666       161.532
                                 May-90       175.043       176.235
                                 Jun-90       178.792        179.92
                                 Jul-90       189.255       189.293
                                 Aug-90       161.669       160.917
                                 Sep-90       136.531        135.88
                                 Oct-90       144.822       143.299
                                 Nov-90       139.158       138.199
                                 Dec-90       145.503       144.884
                                 Jan-91       153.079       152.122
                                 Feb-91       171.604       170.825
                                 Mar-91       179.033       180.762
                                 Apr-91       176.564       177.733
                                 May-91       178.636       179.159
                                 Jun-91       173.389       174.695
                                 Jul-91       178.807       179.599
                                 Aug-91       174.227       174.399
                                 Sep-91       168.907       167.571
                                 Oct-91       171.045       170.285
                                 Nov-91       176.083       174.634
                                 Dec-91       184.445        181.64
                                 Jan-92       197.051       193.087
                                 Feb-92       203.598       199.113
                                 Mar-92        201.43       196.933
                                 Apr-92       208.239       203.338
                                 May-92       222.082        215.93
                                 Jun-92       225.783       218.784
                                 Jul-92       219.426       212.376
                                 Aug-92        211.73       203.827
                                 Sep-92       215.564         207.8
                                 Oct-92       234.484       227.069
                                 Nov-92        225.58       219.695
                                 Dec-92       218.483       214.268
                                 Jan-93       225.016       220.979
                                 Feb-93       237.865       233.675
                                 Mar-93       237.368         232.3
                                 Apr-93       257.741       251.297
                                 May-93       272.184       264.983
                                 Jun-93       264.651       258.775
                                 Jul-93         265.8       260.135
                                 Aug-93       287.582        280.68
                                 Sep-93       298.129       290.415
                                 Oct-93       352.642       344.072
                                 Nov-93       349.753       341.508
                                 Dec-93       434.341        430.33
                                 Jan-94        404.28       402.169
                                 Feb-94        380.62        377.17
                                 Mar-94       338.337       333.687
                                 Apr-94       353.451       347.837
                                 May-94       368.099       358.147
                                 Jun-94       351.122       341.957
                                 Jul-94       370.226       359.365
                                 Aug-94       399.772       386.558
                                 Sep-94       392.655       378.956
                                 Oct-94      399.8371       384.442
                                 Nov-94       361.197       347.033
                                 Dec-94       351.775       338.156
                                 Jan-95       313.633       301.617
                                 Feb-95       344.902       331.839
                                 Mar-95       345.545        329.86
                                 Apr-95       341.572       323.234
                                 May-95       382.626       361.763
                                 Jun-95       376.384       354.948
                                 Jul-95       381.723       360.748
                                 Aug-95       362.973       346.767
                                 Sep-95       368.787       352.728
                                 Oct-95       362.689       347.793
                                 Nov-95       358.386         343.7
                                 Dec-95       375.729       360.765
                                 Jan-96       409.658       394.847
                                 Feb-96       407.665        392.21
                                 Mar-96       410.176       394.037
                                 Apr-96       420.916       402.846
                                 May-96       416.105           399
                                 Jun-96       407.157       390.958
                                 Jul-96       377.114       362.153
                                 Aug-96       390.025       374.276
                                 Sep-96       399.380       383.836


Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes, including hedging market risks associated with the Supplemental Redemption Amount. On or prior to the date of this Pricing
                                 Supplement, the Company, through its
                                 affiliates, hedged its anticipated exposure in connection with the Notes by purchasing individual stocks included in the component national indices and other stocks in the component national markets. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling such stocks or by purchasing and selling exchange traded or over the counter options on the Index, national component indices or individual stocks included in the national component indices, futures contracts on the Index or national component indices and options on such futures contracts or positions in any other instruments that the Company and its affiliates may wish to use in connection with such hedging. Although the Company has no reason to believe that its hedging activity will have a material impact on the price of such stocks, options, futures contracts, options on futures contracts and other instruments, there can be no assurance that the Company will not affect such prices as a result of its hedging activities. See also
                                 "Use of Proceeds" in the accompanying
                                 Prospectus.


United States Federal Taxation   The following discussion is based on the
                                 opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal
                                 Taxation" section in the accompanying
                                 Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained in the Prospectus Supplement are equally applicable to the summary below.

                                 For U.S. federal income tax purposes, the Notes will be treated as debt obligations subject to final Treasury Regulations published on June 14, 1996, relating to contingent debt obligations (the "Regulations").

                                 All prospective purchasers are urged to
                                 consult their tax advisors regarding the consequences of holding the Notes in their particular circumstances. This general discussion addresses only initial United States Holders who purchase the Notes at the "issue price," that is, the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money. Other prospective purchasers, including United States Alien Holders and purchasers of Notes in the secondary market, if any, should also consult their tax advisors regarding special rules applicable to them; in particular, the Regulations generally replace or modify, among others, the rules on market discount, acquisition premium, and amortizable bond premium described in the accompanying Prospectus Supplement.

                                 Under the Regulations, for each accrual
                                 period, the amount of interest that accrues on a Note for federal income tax purposes equals the product of (i) the "Adjusted Issue Price" (as of the beginning of the accrual period) and (ii) the "Comparable Yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includible in income by a United States Holder for each day in the accrual period on which the United States Holder holds the Note. The Adjusted Issue Price is the issue price of the Note, increased by any interest previously accrued on the Note. The Comparable Yield is the annual yield the Company would pay, as of the issue date, on a fixed rate note with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the Regulations are treated as original issue discount for all purposes of the Code.

                                 The Company has determined that the
                                 Comparable Yield is an annual rate of 6.44%, compounded semi-annually. Under the Regulations, the Company is required, solely for tax purposes, to provide a schedule of the projected amounts of payments on a Note (the "Schedule"). Based on the Company's determination of the Comparable Yield, the Schedule for a Note (assuming a par amount of $10,000 or with respect to each integral multiple thereof) consists of a projected amount due at maturity, equal to $13,729 (the "Projected Amount"). For U.S. federal income tax purposes, a United States Holder is required to use the Comparable Yield and the
                                 Schedule in determining its interest accruals and adjustments in respect of the Note, unless such United States Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service.

                                 THE COMPARABLE YIELD, THE SCHEDULE AND THE
                                 PROJECTED AMOUNT ARE NOT PROVIDED FOR ANY
                                 PURPOSE OTHER THAN THE DETERMINATION OF
                                 UNITED STATES HOLDERS' INTEREST ACCRUALS AND
                                 ADJUSTMENTS IN RESPECT OF THE NOTES, AND THE
                                 COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF THE PAYMENT AT MATURITY.

                                 At maturity, if the amount received is more than the Projected Amount, the difference will produce a "Net Positive Adjustment" under the Regulations, which will be treated as additional interest for the taxable year. If the amount received is less than the Projected Amount, the difference will produce a "Net Negative Adjustment" under the Regulations, which will be treated as a reduction of interest, for the taxable year, that the United States Holder would otherwise have accounted for on the Note. If the Net Negative Adjustment exceeds such interest, the excess will be treated as ordinary loss. The Regulations provide that a Net Negative Adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code.

                                 Upon the sale or exchange of a Note, the United States Holder will recognize gain or loss equal to the difference between the United States Holder's "Adjusted Basis" and the amount realized. The Adjusted Basis will be the United States Holder's original basis in the Note, increased by the interest previously accrued by the United States Holder on the Note. Any gain upon sale or exchange of a Note will be additional interest income; any loss will be ordinary loss to the extent of the interest previously included as income by the United States Holder on the Note, and thereafter, capital loss.

                                 The distinction between capital loss and ordinary loss is potentially significant in several respects. For example, limitations apply to a United States Holder's ability to offset capital losses against ordinary income.

                                 See also "United States Federal Taxation" in the accompanying Prospectus Supplement.